Exhibit 99.1

November 10, 2025

Dear Valens Semiconductor Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Valens Semiconductor Ltd. (the “Meeting”), to be held on December 16, 2025, at 4:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on November 10, 2025, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Peter Mertens
Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held at 4:00 p.m. (Israel time) on December 16, 2025

Dear Valens Semiconductor Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Valens Semiconductor Ltd. (the “Company”), to be held December 16, 2025, at 4:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel (the telephone number at that address is +972-9-7626900).

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)	to re-elect each of Moshe Lichtman, Tal Yaacobi and Yoram Salinger as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified, or until their office is vacated in accordance with our Articles of Association (as defined below) or the Israeli Companies Law 5759-1999 (the “Companies Law”); and

(2)	to approve the terms of employment of Mr. Yoram Salinger in connection with his appointment as the Company’s Chief Executive Officer;

(3)	to approve additional termination terms of Mr. Gideon Ben Zvi, in his position as the Company’s outgoing Chief Executive Officer;

(4)	to approve a special equity grant to the Company’ chairman, Mr. Peter Mertens; and

(5)	to approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024. A copy of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2025, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18222568.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 10, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares, no par value (the “Ordinary Shares” or the “Shares”) by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 10, 2025 or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote “FOR” each of the above Proposals, which are described in the attached proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Companies Law, is November 17, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K. To the extent that there are any additional agenda items that our Board of Directors determines to add as a result of any such submission, we will publish an updated notice and proxy card with respect to the Meeting, no later than November 24, 2025, to be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K.

Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.valens.com/home/default.aspx or at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, upon prior notice and during regular working hours (telephone number: +972-7696900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on December 15, 2025 to be validly included in the tally of Shares voted at the Meeting. Submitting your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card. Our proxy statement is furnished herewith.

By Order of the Board of Directors,

Peter Mertens
Chairperson of the Board of Directors

Valens Semiconductor Ltd.

Proxy Statement

Annual General Meeting of Shareholders

To Be Held at 4:00 p.m. (Israel time) on December 16, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Valens Semiconductor Ltd. (the “Company” or “Valens”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 16, 2025, at 4:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares, no par value (the “Ordinary Shares” or the “Shares”), beginning November 10, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 10, 2025 in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to re-elect each of Moshe Lichtman, Tal Yaacobi and Yoram Salinger as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified;

(2)	to approve the terms of employment of Mr. Yoram Salinger in connection with his appointment as the Company’s Chief Executive Officer;

(3)	to approve additional termination terms of Mr. Gideon Ben Zvi, in his position as the Company’s outgoing Chief Executive Officer;

(4)	to approve a special equity grant to the Company’ chairman, Mr. Peter Mertens; and

(5)	to approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On November 10, 2025, we had a total of 111,819,335 Shares issued and outstanding (of which 9,453,819 Shares are treasury shares). Each Share outstanding as of the close of business on November 10, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting.

Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals. Each Share outstanding as of the close of business on November 10, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting.

Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet- If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone- If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail- If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or Broadridge Financial Solutions (“Broadridge”) receives it in the enclosed envelope no later than 11:59 p.m. EDT on December 15, 2025. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 10, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about November 17, 2025 Certain officers, directors, employees and agents of Valens, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.valens.com/home/default.aspx. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important. If you have questions about how to vote your Shares, you may contact Michal Benari, Investor Relations Manager, at investors@valens.com.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on February 26, 2025 (the “Annual Report”), a copy of which is available at the “Investor Relations” portion of our website at https://d18rn0p25nwr6d.cloudfront.net/CIK-0001863006/2ee10e65-7589-41a0-aad3-a7c4d9c45f4c.pdf ..

CORPORATE GOVERNANCE

Overview

We are committed to effective corporate governance and independent oversight by our Board.

Under our Articles of Association, the number of directors on our board of directors can be no less than three and no more than eleven directors, as may be fixed from time to time by the Board, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed by a vote of 65% of the total voting power of our shareholders in accordance with our Articles of Association.

Our Board currently consists of eleven directors. We have eight non-employee directors who were determined by our Board to be independent under NYSE corporate governance rules

Considerations in Evaluating Director Nominees

Our Nominating, Corporate Governance and Sustainability Committee (the “Nominating and Governance Committee”) believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.

☒	Public Company Leadership

Our business is growing, global in scope, technologically complex and our market is evolving rapidly. Our leadership is composed of individuals who have helped lead public companies, had operating or functional leadership responsibilities at public companies, and have proven leadership experience in developing and advancing a vision and making executive-level decisions.

☒	Public Company Board Experience

We look for directors who have proven public company board experience, and who have demonstrated a steady hand in understanding and representing shareholder interests.

☒	Finance, Capital Management & Capital Markets

Our business and financial model is complex and global in scope. Individuals with financial expertise are able to identify the issues associated with our business and take an analytical approach to capital allocation decisions. Additionally, individuals with proven capital markets experience are able to help determine and support strategies to fund future growth, optimize balance sheet efficiency, enhance our cost of capital and help evolve our ownership structure.

☒	Global Operating Experience

We are a global company. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

BOARD MEMBERS	Public Co. Leadership Experience	Public Co. Board Experience	Finance, Capital Mgmt. & Capital Markets	Global Operating Experience	Technology and Industry Expertise
Peter Mertens	+	+		+	+
Yoram Salinger				+	+
Gideon Ben Zvi	+	+		+	+
Dror Jerushalmi*		+		+	+
Eyal Kishon*	+	+			+
Peter Kuo			+
Moshe Lichtman	+	+	+	+	+
Igal Rotem	+	+		+	+
Tal Yaacobi		+	+
Adi Yarel Toledano			+
Yahal Zilka	+	+	+

*	Tenure as member of the board is expected to expire at the close of the Meeting.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

Corporate Governance Best Practices
✔	8 of 11 Directors are independent	✔	Direct Board member and committee interaction with executive team and key employees
✔	Fully independent committees	✔	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
✔	Annual Board and committee self-evaluations	✔	Set annual incentive targets to our chief executive officer based on measurable performance objectives
✔	Performance-based compensation	✔	Cap cash bonus payments and annual equity-based compensation
✔	Regularly review the executive compensation and peer group data

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F.

Equity dilution

The compensation committee of the Board (the “Compensation Committee”) and Board recognize that equity dilution is an important consideration for shareholders; as of November 10, 2025, the Company’s overall level of dilution from equity compensation to employees and management, was approximately 14.70%. The Company is committed to monitoring dilution levels on an ongoing basis and will regularly assess dilution in light of market practices and the interests of all stakeholders. The Company periodically evaluates potential strategies to address dilution and support progress toward its stated targets, taking into account relevant circumstances and prevailing market conditions.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board.

The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that our Board must consist of at least three and not more than eleven directors, including external directors, if any were elected.

Our Board currently has eleven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Eyal Kishon, Moshe Lichtman, Dror Jerushalmi, Tal Yaacobi and Yoram Salinger, and their terms expire at the Meeting;

●	the Class II directors, are Yahal Zilka, Igal Rotem and Gideon Ben Zvi, whose term was extended on November 22, 2023, and will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Peter Mertens, Peter Kuo and Adi Yarel Toledano, and their terms expire at our annual general meeting of the shareholders to be held in 2027.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Moshe Lichtman, Tal Yaacobi and Yoram Salinger. Eyal Kishon and Dror Jerushalmi will not be standing for re-election. Neither of their decisions to not stand for re-election stemmed from disagreements with the Company.

If re-elected at the Meeting, each Moshe Lichtman, Tal Yaacobi and Yoram Salinger will serve until the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Moshe Lichtman, Tal Yaacobi and Yoram Salinger has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Valens, taking into account the size and special needs of Valens.

During 2024, each of the directors standing for re-election at the Meeting attended at least 95% of our Board and Board committee meetings, as applicable.

The Nominating, Corporate Governance and Sustainability Committee of our Board and our Board recommended that each of Moshe Lichtman, Tal Yaacobi and Yoram Salinger be re-elected at the Meeting as a Class I director for a term to expire at the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Our Board approved this recommendation.

Biographical information concerning Moshe Lichtman, Tal Yaacobi and Yoram Salinger is set forth below:

Moshe Lichtman has served as a member of the Board of Valens since 2017. Mr. Lichtman brings more than 40 years of product and leadership experience and 25 years of investment experience in the global high-tech industry. Mr. Lichtman is co-founder and general partner of IGP Capital and serves on the boards of its portfolio companies as well as boards of several other tech companies. Prior to that Mr. Lichtman was Corporate VP at Microsoft where he led several global consumer and enterprise businesses. As head of MSN’s international business in the late 90’s, Mr. Lichtman was responsible for quadrupling the business to become the #1 network in Europe, Canada, Australia and many other international markets. Under his leadership in the early 2000’s, Microsoft’s TV business became the leading provider of IPTV platforms to telecom operators globally. Upon returning to Israel in 2006, as President of Microsoft’s R&D center in Israel, Mr. Lichtman was responsible for turning the Israel operation into one of the three largest strategic innovation hubs outside the US. Mr. Lichtman was also among the leaders of the Windows 95 team and President of Softimage, a leader in media creation software. Prior to Microsoft, Mr. Lichtman held software development and management positions in several high-tech startups. Mr. Lichtman is the co-author of the best-selling book “The complete guide to the C language” and holds a BSc Cum Laude in Computer Engineering from the Technion – Israel Institute of Technology, and an MBA from the MIT Sloan School. Mr. Lichtman is a valuable member of Valens’ Board of Directors because of his extensive experience as an entrepreneur and his prior track record as a senior executive.

Tal Yaacobi is a managing partner at Value Base Fund, an Israeli private equity fund that invests in Israeli and Israeli related private and public entities. Mr. Yaacobi has over 20 years of experience in a variety of investment management and strategic consulting positions in the Israeli and global capital market. Mr. Yaacobi specializes in building investment structures and the successful execution of transactions as a buyer, a seller and a consultant. Mr. Yaacobi served as an M&A advisor, a director and a strategic advisor during his tenure as a partner at Shamrock Growth Fund. In addition, he served as a strategy & corporate finance consultant to Fortune 500 companies during his tenure at McKinsey & Co. Mr. Yaacobi is a Certified Public Accountant (CPA) in Israel and holds a B.A. in Accounting and Business Administration from the College of Management of Tel Aviv, Israel, and an MBA with distinction from the Johnson School at Cornell University.

Yoram Salinger was appointed to the Company’s Board in November of 2025, and served as Chief Executive Officer of Perception Point from 2016 until its acquisition by Fortinet in late 2024. Mr. Salinger brings more than 25 years of leadership experience in the global technology industry and has an extensive track record of building and scaling technology companies, leading them through significant growth and successful exits. At Perception Point, Mr. Salinger oversaw the company’s transformation into a recognized leader in email security, serving nearly 10,000 customers worldwide and partnering with over 150 global partners. Prior to that, Mr. Salinger served as Chief Executive Officer of Red-Bend Software from 2001 to 2016, a global leader in mobile software management with operations across Asia, Europe, and the United States. During his tenure, Red-Bend became profitable in 2009 with approximately $30 million in revenue and was later acquired by Harman for over $200 million. Throughout his career, Mr. Salinger has demonstrated expertise in leadership, entrepreneurship, strategic planning, business development, and go-to-market execution, making him a valuable contributor to technology-driven organizations and boards.

Proposal

The shareholders are being asked to re-elect each of Moshe Lichtman, Tal Yaacobi and Yoram Salinger for a term to expire at the 2028 annual general meeting of our shareholders, and until their respective successors are duly elected and qualified, or until their offices are vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Moshe Lichtman be re-elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law;

FURTHER RESOLVED, that Tal Yaacobi be re-elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law and

FURTHER RESOLVED, that Yoram Salinger be re-elected as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Moshe Lichtman, Tal Yaacobi and Yoram Salinger as a Class I director for a term to expire at the 2028 annual general meeting.

PROPOSAL 2

APPROVAL OF THE TERMS OF EMPLOYMENT

OF MR. YORAM SALINGER

AS THE COMPANY’S INCOMING CHIEF EXECTUIVE OFFICER

At the Meeting, shareholders will be asked to approve the following employment terms of Mr. Yoram Salinger as our new Chief Executive Officer (the “Incoming CEO”):

As of November 13th, and for a period of four (4) years thereafter, the Incoming CEO will be entitled to cash, equity and bonuses as follows:

Base Salary

A Monthly base salary of NIS 120,000 (the “Monthly Salary”).

Cash Bonuses

1.	The Incoming CEO will be entitled to an aggregate annual cash bonus (the “Target Bonus”) equal to up to six (6) times the average Monthly Salary during the fiscal year for which such Target Bonus is paid (if paid), as follows:

a.	75% of the Target Bonus will be paid subject to the Company and the Incoming CEO, as applicable, meeting the annual Key Performance Indicators determined by the Compensation Committee and the Board in accordance with Section 9.4 of the Company’s Compensation Policy with respect to the fiscal year for which the Target Bonus may be paid.

b.	25% of the Target Bonus will be paid subject to the discretion of the Compensation Committee and the Board based on an evaluation of the Incoming CEO’s overall performance.

2.	The Target Bonus will be paid annually not later than June 30th, with respect to any preceding year and subject to the Incoming CEO being employed by the Company (or its affiliates) in such position on the 31st of December of the fiscal year for which the Target Bonus is being paid.

Equity Awards

3.	The Incoming CEO will be entitled to a total of 4,000,000 options to purchase ordinary shares of the Company (the “Options”), at an exercise price per share as follows:

a.	2,000,000 Options at an exercise price of $2.0 per share (the “First Tranche”);

b.	1,000,000 Options at an exercise price of $3.25 per share (the “Second Tranche”); and

c.	1,000,000 Options at an exercise price of $4.25 per share (the “Third Tranche”).

4.	The Options will be subject to vesting as follows:

a.	twenty-five percent (25%) of the Options of each of the First Tranche, Second Tranche and Third Tranche shall vest on the first anniversary of the date of grant, and six and one-quarter percent (6.25%) of the Options of each tranche shall vest at the end of each subsequent three-month period thereafter, over the course of the following three (3) years; provided that the Incoming CEO remains continuously employed by the Company as Chief Executive Officer throughout such vesting dates.

b.	anything herein to the contrary notwithstanding, the aforesaid vesting schedule shall accelerate as follows (without derogating from any provisions of the Company’s 2021 Share Incentive Plan concerning expiration of such Options upon certain events): (i) if the Incoming CEO is continuously employed with (or renders service to) the Company until immediately prior to the consummation of Merger/Sale (as defined in the Company’s 2021 Share Incentive Plan), then all of the then unvested Options of each Group shall become vested as of such time; provided, in all cases, that the Incoming CEO has continuously been employed with or rendering services to the Company throughout the entire period until such time.

c.	The Options grant will be made pursuant to the Company’s 2021 Share Incentive Plan and will be subject to the Incoming CEO executing and delivering a customary Award Agreement as may be approved by the Compensation Committee and the Board.

Social Benefits

1.	Vacation – 22 working days’ vacation in each calendar year, with accrual in accordance with the Company’s policies and procedures, as amended from time to time.

2.	Sick Leave and Recuperation Pay– according to applicable law.

3.	Participation in a Managers’ Insurance Policy and/or Pension Fund, at the CEO’s choice. Under these plans, the Company will contribute (i) 8⅓% of the Monthly Salary towards severance pay, (ii) up to 2½% of the Monthly Salary for disability insurance, and (iii) 6.5% of the Monthly Salary for Pension Fund.

4.	Education Fund – 7.5% of the Monthly Salary (up to the limit recognized by Israel Income Tax Authority).

5.	Directors and Officers Insurance and Indemnification – as for all other Executive Officers and Directors of the Company.

Notice Period

During the first year of employment – 3 months’ notice period. Thereafter, 6 months’ notice period.

The proposed terms of employment for the Incoming CEO were approved by the Compensation Committee and the Board. The terms reflect the Incoming CEO’s experience, a comprehensive compensation survey provided to the members of the Compensation Committee and the Board, the terms of our compensation policy.

Our Compensation Committee and Board reviewed a comprehensive analysis of 21 peer companies (prepared by an independent compensation advisor, Zviran. The peer group was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage, and was approved by our Compensation Committee.

Our Compensation Committee and Board approved the terms described above as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

The employment terms of the Incoming CEO are in line with our current compensation policy as approved by our shareholders.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the terms of employment of Mr. Yoram Salinger, as the new Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated November 10, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the compensation terms of the Incoming CEO.

PROPOSAL 3

APPROVAL OF TERMINATION TERMS OF MR. GIDEON BEN ZVI, IN HIS POSITION AS
THE COMPANY’S OUTGOING CHIEF EXECUTIVE OFFICER

At the Meeting, shareholders will be asked to approve the following additional termination terms to Mr. Gideon Ben Zvi, in his position as outgoing Chief Executive Officer (the “Outgoing CEO”):

(i)	an adjustment period of four (4) months, in addition to the two (2) months advance notice as set in the Outgoing CEO’s employment agreement, during which the Outgoing CEO will be entitled to all compensation components; and

(ii)	approval to pay a pro-rated share of the Outgoing CEO’s bonus for 2025 (the “2025 CEO Bonus”). Pursuant to the Outgoing CEO’s employment agreement, in order to be eligible to receive the 2025 CEO Bonus, he must be employed by the Company on December 31, 2025. Given the Outgoing CEO’s contributions to the Company and the proximity of his date of employment termination to December 31, 2025 the Compensation Committee and the Board believe it in the best interests of the Company to approve that the CEO be eligible to receive a pro-rated portion of the 2025 CEO Bonus, calculated based on the number of days the Outgoing CEO was employed as Chief Executive Officer during 2025 divided by 365, multiplied by the full amount of the 2025 CEO Target Bonus.

All other termination terms will remain unchanged. For further information on the compensation terms of Outgoing CEO, please see our Annual Report.

The proposed amendments to the termination terms of the Outgoing CEO were approved by the Compensation Committee and the Board, taking into account the Outgoing CEO’s performance and contribution to the Company over the course of his tenure as CEO. During the Outgoing CEO’s tenure, the Company became publicly listed on the New York Stock Exchange, secured design wins with automotive manufacturers, and established a Cross Industry Business segment to support growth in existing and new markets.

The termination terms from the Outgoing CEO’s current position, following the proposed amendments are in line with our current compensation policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the additional termination terms of the Outgoing CEO, from his current position as the Chief Executive Officer of the Company as detailed in the Proxy Statement, dated November 10, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the additional termination terms of the Outgoing CEO.

PROPOSAL 4

APPROVAL OF A SPECIAL EQUITY GRANT

TO THE COMPANY’S CHAIRMAN

At the Meeting, the Company’s shareholders will be asked to approve a special equity grant (the “Special Equity Grant”), comprised of 1,050,000 options to purchase ordinary shares (the “Chairman Options”) to Mr. Peter Mertens, our chairman of the Board. The Chairman Options will be split into three equal groups of 350,000 options each (each group, a “Tranche”), with one tranche having an exercise price $2.0 per share, the second tranche having an exercise price of $3.25 per share and the third tranche having an exercise price of $4.25 per share.

The terms of the Special Equity Grant are as follows:

1.	twenty-five percent (25%) of the Chairman Options of each of Tranche shall vest on the first anniversary of the date of grant, and six and one-quarter percent (6.25%) of the Chairman Options of each Tranche shall vest at the end of each subsequent three-month period thereafter over the course of the following three (3) years; provided that the Mr. Mertens remains a member of the Board throughout such vesting dates.

2.	anything herein to the contrary notwithstanding, the aforesaid vesting schedule shall accelerate as follows (without derogating from any provisions of the Company’s 2021 Share Incentive Plan concerning expiration of such Chairman Options upon certain events): if Mr. Mertens continues as a member of the Company’s Board until immediately prior to the consummation of Merger/Sale (as defined in the Company’s 2021 Share Incentive Plan), then all of the then unvested Chairman Options shall become vested as of such time; provided, in all cases, that Mr. Mertens has continuously served as a member of the Company’s Board throughout the entire period until such time.

3.	The Special Equity Grant will be made pursuant to the Company’s 2021 Share Incentive Plan and will be subject to Mr. Mertens executing and delivering a customary Award Agreement as may be approved by the Compensation Committee and the Board.

The terms of the Special Equity Grant are in line with our current compensation policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Special Equity Grant as detailed in the Proxy Statement, dated November 10, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Special Equity Grant.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THIER REMUNERATION

Background

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company. Our audit committee and Board have approved the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the year ending December 31, 2024, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, in each of the previous two fiscal years:

	2024	2023
	(in thousands dollars)
Audit fees(1)	354	315
Audit-related fees(2)	8	8
Tax fees(3)	34	54
All other fees(4)	75	13
Total	471	390

(1)	“Audit fees” for the years ended December 31, 2023 and 2024 include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted in a Report of Foreign Private Issuer on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Audit-related fees” or the year ended December 31, 2023 and 2024, consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” for the years ended December 31, 2023, and 2024 include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” for the years ended December 31, 2023, and 2024 include fees for services rendered by our independent registered public accounting firm with respect to automation tool.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2025.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report on Form 20-F filed with the SEC on February 26, 2025, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18222568.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report on Form 20-F filed with the SEC on February 26, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” portion of the Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18222568.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Peter Mertens
Chairperson of the Board of Directors

Dated: November 10, 2025